UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025 (Report No. 3)

Commission File Number: 001-41916

Silynxcom Ltd.

7 Giborei Israel
Netanya, 4250407
Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

On December 31, 2025, Silynxcom Ltd. (the “Company”) filed a Report of Foreign Private Issuer on Form 6-K (the “Original Filing”) in connection with the announcement of the results of the Special and Annual General Meeting of Shareholders that was held on Tuesday, December 30, 2025 (the “Meeting”). This Amendment No. 1 on a Report of Foreign Private Issuer on Form 6-K (the “Amendment”) amends the Company’s Original Filing to include the Company’s Compensation Policy, as amended, which was approved at the Meeting and inadvertently omitted from the Original Filing.

The Company’s Compensation Policy, as amended, is furnished herewith as Exhibit 99.1.

This Amendment is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-285443) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Amendment is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Silynxcom Ltd. Compensation Policy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILYNXCOM LTD.

Date: January 6, 2026	By:	/s/ Nir Klien
	Name:	Nir Klein
	Title:	Chief Executive Officer

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